UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number: 001-38375

SSLJ.COM LIMITED

(Name of Registrant)

23/F, Block 4, Oceanwide International SOHO Town,

Jianghan District, Wuhan, P.R.China 430000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

CONSENT SOLICITATION

SSLJ.com Limited (the “Company”) has announced that an extraordinary general meeting of shareholders will be held on October 15, 2018 (the “Meeting”). In that regard, attached hereto as Exhibits 99.1, 99.2 and 99.3 are copies of (i) the Notice of Meeting, (ii) Proxy Statement, and (iii) Form of Proxy Card, respectively.

The Company’s Annual Report on Form 20-F (the “Annual Report”), which contains the Company’s audited financial statements for the year ended December 31, 2017, is being mailed to the Company’s shareholders and also posted on the Securities and Exchange Commission (the “Commission”) website www.sec.gov. Shareholders should go to the link on the Commission’s website for a copy of the Annual Report, as well as copies of the Proxy Statement and form of Proxy Card for the Meeting. Each shareholder may vote through the link as provided in the Proxy Card with his or her control number or mail the Proxy Card in accordance with the instructions set forth therein.

SUBMITTED HEREWITH:

Exhibit Number	Description of Exhibit

99.1	Notice of Meeting

99.2	Proxy Statement

99.3	Form of Proxy Card

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SSLJ.com Limited

Date: September 14, 2018	By:	/s/ Warren Wang
Warren Wang
Chief Executive Officer

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